

Mail Stop 3720

January 7, 2009

Via U.S. Mail and Fax (604-327-3859)
Stephen Pineau
Principal Financial Officer
Viscount Systems, Inc.
4585 Tillicum Street
Burnaby, British Columbia
Canada V5J5K9

>   **Re: Viscount Systems, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 0-49746**

Dear Mr. Pineau:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director